

November 4, 2022

Cary Baetz
Chief Financial Officer
Berry Corporation (bry)
16000 Dallas Parkway, Suite 500
Dallas, Texas 75248

> **Re: Berry Corporation (bry)**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Form 8-K filed November 2, 2022**
> **File No. 001-38606**

Dear Cary Baetz:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
How We Plan and Evaluate Operations
Operating Expenses, page 70

1. We note your use of the measure Operating Expenses and the definition provided on page 70 along with the measure Unhedged Operating Expenses. In addition, we note disclosure in note 1 on page 79 that "We report electricity, transportation and marketing sales separately in our financial statements as revenues in accordance with GAAP. However, these revenues are viewed and used internally in calculating operating expenses which is used to track and analyze the economics of development projects and the efficiency of our hydrocarbon recovery." Tell us how you considered whether Operating Expenses and Unhedged Operating Expenses are non-GAAP measures.

If these are non-GAAP measures, provide disclosure consistent with Item 10(e) of

Regulation S-K. In addition, revise the names of these measures to comply with Item 10(e)(1)(ii)(E) of Regulation S-K and tell us whether they represent non-GAAP measures that substitute individually tailored recognition and measurement methods for those of GAAP per Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

2. With your response to the preceding comment, please explain whether unhedged lease operating expenses, unhedged fuel purchase price, and unhedged fuel cost as disclosed in your September 30, 2022 Form 10-Q are non-GAAP measures for which the disclosures per Item 10(e) of Regulation S-K should be provided.

Certain Operating and Financial Information
Summary by Area, page 76

3. We note your presentation by area of Operating Income (Loss) and the disclosure in note 1 explaining how the amounts are derived. Please tell us whether this is a non-GAAP measure for which disclosure pursuant to Item 10(e) of Regulation S-K should be provided.

Non-GAAP Financial Measures, page 91

4. It appears that your disclosure as to why the measures Adjusted Net Income (Loss) and Adjusted General and Administrative Expenses are useful to investors is general in nature. Please revise your disclosure to explain in greater detail the reasons why these non-GAAP measures are useful to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

5. We note that you have identified certain adjustments to the non-GAAP measures presented in your filing as "Non-recurring." Please revise your presentation to comply with Item 10(e)(1)(ii)(B) of Regulation S-K and Question 102.03 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

6. Revise your reconciliation from Net Cash Provided by Operating Activities to Adjusted EBITDA to clarify the nature of the adjustment titled "Other changes in operating assets and liabilities."

7. We note that you use Levered Free Cash Flow "to plan capital allocation to sustain production levels and for internal growth opportunities, as well as hedging needs" and to assess "[y]our financial performance and [y]our ability to generate excess cash from operations to service debt, pay fixed dividends and accelerate [y]our asset retirement activity." Please revise your description of this measure as it appears to imply that Levered Free Cash Flow represents the residual cash flow available for discretionary expenditures. Refer to Question 102.07 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

8. We note your reconciliation from Net Income (Loss) to Adjusted Net Income and your adjustment for "Income tax expense of adjustments at effective tax rate." Please clarify

how the tax impact was calculated for each period presented. In addition, explain the nature of the adjustment for "discrete income tax items." As part of your response, tell us how the adjustments to this non-GAAP measure for the effects of income taxes are consistent with Question 102.11 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

9. Please provide a reconciliation of Basic and Diluted EPS on Adjusted Net Income to GAAP Net Income (Loss) per share. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Inflation, page 97

10. Your disclosure notes that elevated inflation may cause you to experience further cost increases for your operations. Please expand this disclosure to clarify the resulting impact to you from inflationary pressures. For example, we note from the disclosure in your September 30, 2022 Form 10-Q that capital expenditures increased partially due to cost inflation in excess of your expectations.

Form 8-K filed November 2, 2022

Non-GAAP Financial Measures And Reconciliations

11. Please consider the above comments on non-GAAP measures with regard to the disclosure in this Form 8-K. In addition, revise your disclosure to explain why the non-GAAP measure Adjusted EBITDA Unhedged provides useful information to investors per Item 10(e)(1)(i)(C) of Regulation S-K.

12. Revise your disclosure of non-GAAP full-year 2022 guidance to provide disclosure consistent with Item 10(e)(1)(i)(B) of Regulation S-K.

13. You identify Discretionary Free Cash Flow as the primary metric to determine the quarterly variable dividend, but note that it is allocated between dividends, debt repurchases, and "opportunistic growth." Please revise to more clearly explain how Discretionary Free Cash Flow provides useful information in assessing your financial condition. Note that the name of this measure and its description should not imply that Discretionary Free Cash Flow represents the residual cash flow available for discretionary expenditures per Question 102.07 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. In addition, as you identify "strategic growth" as a competitive advantage, please tell us why this measure is not adjusted for all capital expenditures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation